Graham N. Arad General Counsel grahamarad@ipsidy.com January 27, 2021

Via Edgar

Mitchell Austin, Staff Attorney

United State Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	Ipsidy Inc.

Preliminary Proxy Statement on Schedule 14A

Filed January 15, 2021

File No. 000-54545

Mr. Austin:

The following responses address the comment of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated January 22, 2021 (the “Comment Letter”) relating to the above referenced Preliminary Proxy Statement Schedule 14A of Ipsidy Inc. (the “Company”).

For the Staff’s convenience, the Staffs comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company.

Preliminary Proxy Statement on Schedule 14A filed January 15, 2021

Proposal No. 3, page 22

1.	Please include a form of the amendment to your certificate of incorporation that would effect the reverse stock split.

Response

We have revised the Preliminary Proxy to include the form of amendment as Exhibit A.

670 Long Beach Boulevard, ● Long Beach, New York 11561 ●. Tel +1 516 274 8700 ●. www.ipsidy.com

Mitchell Austin, Esq. Page 2 January 27, 2021

Proposal No. 4, page 26

2.	Proposal No. 4 appears to cover a number of material changes to your certificate of incorporation in a single proposal. Please revise this proposal to provide a vote for each substantive matter affecting shareholder rights as a separate matter. Alternatively, tell us how you determined that combining each of these corporate governance changes to your certificate of incorporation as a single matter is appropriate, including your consideration of how each provision change substantively affects shareholder rights.

Response

We believe the disclosure as drafted appropriately discloses the subject matter and provides the reader with the needed data in order to make an appropriate informed decision. We specifically bulleted out each substantive matter that will included in the Restated Charter as set forth on page 26. Further, Section 242(b) of the Delaware General Corporation Law does not require that corporations specifically delineate each proposal in the notice to its shareholders. The statute provides “[t]he notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby.” The language we have included in the Preliminary Proxy Statement satisfies Section 242(b) as we have included the form of Restated Certificate as an exhibit and have provided a summary of each of the material terms. Further, having each of the substantive items addressed by separate resolution would not provide the reader with any material benefit and would only serve to confuse the matter. Finally, we are not aware of any statute or rule under the Securities Exchange Act of 1934 that requires that a proposal pertaining to the restatement of a charter be separately delineated to cover each of the material points addressed in the revised charter as a separate resolution. Said another way, the restatement of the charter is a single, well defined proposal that relates to the same general subject matter.

Proposal No. 5, page 28

3.	Please disclose whether there are any current plans to make specific grants or awards under the amended 2017 Incentive Stock Plan. If so, please include the New Plan Benefits table or tell us why you do not believe that the table is required. Refer to Item 10(a)(2) of Schedule 14A. If there are no current plans to make specific awards under the plan or the benefits or amounts are not determinable, please revise your disclosure to provide a statement to that effect.

Response

We have revised proposal no. 5 to definitely state that there are not any current plans to make specific grants or awards under the amended 2017 Incentive Stock Plan.

4.	We note that you disclose the classes of persons eligible to participate in the 2017 Incentive Stock Plan. Please revise to also disclose the approximate number of persons in each such class. See Item 10(a)(1) of Schedule 14A.

Response

We have revised the disclosure on page 28 of the Preliminary Proxy Statement to disclose the approximate number of persons in each such class

670 Long Beach Boulevard, ● Long Beach, New York 11561 ●. Tel +1 516 274 8700 ●. www.ipsidy.com

Mitchell Austin, Esq. Page 3 January 27, 2021

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034, if you have any questions or comments. Thank you.

Very truly yours,

/s/ Graham Arad
Graham Arad, General Counsel

cc:	Stephen Fleming, Esq.

Fleming PLLC

670 Long Beach Boulevard, ● Long Beach, New York 11561 ●. Tel +1 516 274 8700 ●. www.ipsidy.com